Silicon Valley │ Orange County

February 2, 2011

Tia Jenkins,
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Innovative Wireless Technologies, Inc.
File No. 000-53421

Dear Ms. Jenkins:

On behalf of our client, Innovative Wireless Technologies, Inc., this letter is in response to your letter of January 19, 2011.

Because the comments contained in your January 19 letter are unchanged from your October 29, 2010 letter, such comments will not be repeated in this letter.

The registrant notes that the staff has not disagreed with the registrant’s position that it is not required to file audited financial statements in its Form 10-K because it is an inactive entity as defined in Rule 3-11 under Regulation S-K.

The registrant’s amended Form 10-K will include financial statements for the partial year ended December 1, 2008 and the full fiscal year ended December 31, 2009.

The amended report will also indicate, in response to the staff’s comments, that its disclosure controls and procedures were not effective as of the end of the fiscal year.  As indicated in the registrant’s prior response to the staff’s comments, the registrant has not been able to establish disclosure controls and procedures because its sole shareholder is its only officer who is solely responsible for the registrant’s disclosures.  The registrant does not believe that the absence of such controls and procedures has affected the accuracy of the disclosure contained in the previously filed reports.

Southern California Office: 120 Vantis, Suite 440 | Aliso Viejo , CA 92656 | Main: (949) 315-7021 | Fax: (949) 682-0136 www.fortisgc.com

The registrant expects to file the amended reports within the next ten business days.

Very truly yours,
/s/ Alexander Chen
Alexander Chen

Southern California Office: 120 Vantis, Suite 440 | Aliso Viejo , CA 92656 | Main: (949) 315-7021 | Fax: (949) 682-0136 www.fortisgc.com